Exhibit 99.1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with the other undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the Class A common stock, par value $1.00 per share, of Haverty Furniture Companies, Inc., and that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 19th day of July, 2007.

July 19, 2007	ESTATE OF RAWSON HAVERTY
	By:	/s/ Jane M. Haverty
Jane M. Haverty
Co-Executor

J. RAWSON HAVERTY, JR.
/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.